

March 29, 2018

Via E-mail
Rick Shearer
Chief Executive Officer
Emerge Energy Services LP
5600 Clearfork Main Street, Suite 400
Fort Worth, Texas 76109

> **Re: Emerge Energy Services LP**
> **Registration Statement on Form S-3**
> **Filed March 20, 2018**
> **File No. 333-223800**

Dear Mr. Shearer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Hillary Daniels at (202) 551-3959 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Ryan J. Maierson, Esq.
Latham & Watkins LLP